SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 36)

SERINA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Gill

c/o Juvenescence Limited

1st Floor, Viking House

St Pauls Square, Ramsey

Isle of Man, IM8 1GB

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,530,374[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,530,374[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,530,374[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.0%
14.	TYPE OF REPORTING PERSON CO

1 Comprised of (i) 3,267,188 shares of Common Stock held directly by JuvVentures (UK) Limited, including the two Tranches of New Shares, (ii) 129,593 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note, (iii) 755,728 shares of Common Stock that may be acquired on exercise of the Replacement Incentive Warrants held by JuvVentures (UK) Limited and (iv) 377,865 shares of Common Stock that may be acquired on exercise of the Incentive Warrants held by JuvVentures (UK) Limited (capitalized terms are defined below).

1.	NAME OF REPORTING PERSON JuvVentures (UK) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,400,781[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,400,781[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,781[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.3%
14.	TYPE OF REPORTING PERSON CO

2 Comprised of (i) 3,267,188 shares of Common Stock, including the two Tranches of New Shares, (ii) 755,728 shares of Common Stock that may be acquired on exercise of the Replacement Incentive Warrants and (iii) 377,865 shares of Common Stock that may be acquired on exercise of the Incentive Warrants.

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, Amendment No. 6 filed February 9, 2021, Amendment No. 7 filed February 17, 2021, Amendment No. 8 filed May 11, 2021, Amendment No. 9 filed May 11, 2021, Amendment No. 10 filed September 14, 2021, Amendment No. 11 filed November 2, 2021, Amendment No. 12 filed November 18, 2021, Amendment No. 13 filed December 13, 2021, Amendment No. 14 filed February 14, 2022, Amendment No. 15 filed February 22, 2022, Amendment No. 16 filed April 11, 2022, Amendment No. 17 filed June 24, 2022, Amendment No. 18 filed August 23, 2022, Amendment No. 19 filed October 25, 2022, Amendment No. 20 filed December 15, 2022, Amendment No. 21 filed January 25, 2023, Amendment No. 22 filed February 17, 2023, Amendment No. 23 filed March 22, 2023, Amendment No. 24 filed April 12, 2023, Amendment No. 25 filed August 24, 2023, Amendment No. 26 filed November 1, 2023, Amendment No. 27 filed November 16, 2023, Amendment No. 28 filed December 13, 2023, Amendment No. 29 filed January 9, 2024, Amendment No. 30 filed January 17, 2024, Amendment No. 31 filed February 5, 2024, Amendment No. 32 filed February 14, 2024, Amendment No. 33 filed March 7, 2024, Amendment No. 34 filed March 26, 2024, and Amendment No. 35 filed July 5, 2024, the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company, Juvenescence US Corp., a Delaware corporation and JuvVentures (UK) Limited, a company incorporated in the United Kingdom (each a “Reporting Person” and collectively as the “Reporting Persons”), and relates to the shares of Common Stock of Serina Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)         The Reporting Persons beneficially owns an aggregate of 4,530,374 shares of Common Stock, representing (i) 3,267,188 shares of Common Stock held directly by JuvVentures (UK) Limited, including the two Tranches of New Shares, (ii) 129,593 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note (as defined below), (iii) 755,728 shares of Common Stock that may be acquired on exercise of the Replacement Incentive Warrants held by JuvVentures (UK) Limited and (iv) 377,865 shares of Common Stock that may be acquired on exercise of the Incentive Warrants held by JuvVentures (UK) Limited. This aggregate amount represents approximately 42.0% of the Issuer’s outstanding common stock, based upon 8,891,976 shares outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report filed on Form 10-Q on November 12, 2024 and giving effect to the exercise of the Warrants and taking into account the two Tranches of New Shares as described in Item 6.

(b)        The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)         Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On November 26, 2024, the Issuer and the Reporting Persons entered into an agreement (the “New Agreement”) pursuant to which the Reporting Persons purchased shares of the Issuer’s Common Stock and warrants to purchase Common Stock for cash and the surrender by JuvVentures (UK) Limited of the previously issued Post-Merger Warrants. The New Agreement also provided for certain amendments, as described below, to that certain previously disclosed Side Letter between the Issuer and the Reporting Persons that was entered into concurrently with the Merger Agreement.

Pursuant to the New Agreement, the Reporting Persons agreed to purchase from the Issuer 1,000,000 shares of Common Stock at the purchase price of $10.00 per share, for an aggregate amount of $10 million in two Tranches as described below, along with warrants to purchase an additional 755,728 shares of Common Stock at an exercise price of $18.00 per share (the “Replacement Incentive Warrants”). The Replacement Incentive Warrants expire on March 26, 2028, and have substantially the same terms and conditions as the surrendered Incentive Warrants.

The closing on the first tranche of 500,000 shares of Common Stock for an aggregate of $5 million, and the issuance of the corresponding Replacement Incentive Warrants occurred on November 27, 2024 (the “First Tranche”). Under the New Agreement, the Reporting Persons also agreed to purchase the second tranche of 500,000 shares of Common Stock and the corresponding Replacement Incentive Warrants for a second aggregate payment of $5 million (the “Second Tranche” and, together with the First Tranche, the “Tranches”).

In connection with the First Tranche closing, the Reporting Persons pledged 122,136 shares of Common Stock to the Issuer as security for the closing of the Second Tranche. If the Second Tranche closing does not occur on or before January 31, 2025, due to a Reporting Person’s failure to comply with the terms of the New Agreement, then the pledged shares will be transferred to the Issuer.

In consideration for the New Agreement, the Reporting Persons surrendered to the Issuer 755,728 warrants (the “Post-Merger Warrants”) previously issued to JuvVentures (UK) Limited, including all underlying Incentive Warrants issuable upon exercise thereof. Upon surrender, the Issuer cancelled the surrendered Post-Merger and Incentive Warrants.

The stock purchases by the Reporting Persons under the New Agreement are in lieu of future required exercises by JuvVentures (UK) Limited of the Post-Merger Warrants pursuant to the Side Letter, which would have resulted in similar proceeds to the Issuer but at later dates. Accordingly, the Side Letter was amended to delete the requirements for JuvVentures (UK) Limited to exercise the Post-Merger Warrants in Section 2 of the Side Letter.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: December 9, 2024

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	Executive Chairman

Date: December 9, 2024

JuvVentures (UK) Limited

By:	/s/ David Gill
Name:	David Gill
Title:	Director